# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quipt Home Medical Corp., CIK 0001540013
CUSIP: 74880P104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1019 TOWN DRIVE, WILDER, Kentucky (KY), 41076
Date of event which requires filing of this statement: 06/04/2025
Filed by CIK 0001539281
Persons authorized to receive notices and communications: Robert MacArthur, 2025 3rd Avenue North, Suite 350, Birmingham, Alabama (AL), 35203, (205) 383-4763

## Reporting persons
- Forager Fund, L.P. (CIK 0001539281): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,199,562; shared voting power 0; sole dispositive power 4,199,562; shared dispositive power 0; aggregate amount beneficially owned 4,199,562 (9.7% of the class)
  Comment: Footnote to "(13) Percent of class represented by amount in row(11)": Calculated based on 43,443,972 shares of common stock of the Issuer as of May 9, 2025, as reported on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2025.
- Forager Capital Management, LLC (CIK 0001802986): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,199,562; shared voting power 0; sole dispositive power 4,199,562; shared dispositive power 0; aggregate amount beneficially owned 4,199,562 (9.7% of the class)
  Comment: Footnote to sections (7), (8), and (11): Shares reported in this table are held by Forager Fund, L.P., of which the Reporting Person is the general partner.
  
  Footnote to section "(13) Percent of class represented by amount in row (11)": Calculated based on 43,443,972 shares of common stock of the Issuer as of May 9, 2025, as reported on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2025.
- Kissel Edward Urban (CIK 0001877495): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 4,199,562; sole dispositive power 0; shared dispositive power 4,199,562; aggregate amount beneficially owned 4,199,562 (9.7% of the class)
  Comment: Footnote for sections (8), (10) and (11): These shares are held by Forager Fund, L.P., of which Forager Capital Management, LLC is the general partner. The Reporting Person is a managing partner of Forager Capital Management, LLC.
  
  Footnote for section "(13) Percent of class represented by amount in row(11)": Calculated based on 43,443,972 shares of common stock of the Issuer as of May 9, 2025, as reported on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2025.
- Robert MacArthur: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 4,199,562; sole dispositive power 0; shared dispositive power 4,199,562; aggregate amount beneficially owned 4,199,562 (9.7% of the class)
  Comment: Footnote for sections (8), (10) and (11): These shares are held by Forager Fund, L.P., of which Forager Capital Management, LLC is the general partner. The Reporting Person is a managing partner of Forager Capital Management, LLC.
  
  Footnote for section "(13) Percent of class represented by amount in row (11)": Calculated based on 43,443,972 shares of common stock of the Issuer as of May 9, 2025, as reported on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Quipt Home Medical Corp.
Address of issuer's principal executive offices: 1019 TOWN DRIVE, WILDER, Kentucky (KY), 41076
Comment:
Explanatory Note

This Amendment No. 3 to Schedule 13D is filed solely to supplement the information provided in response to Item 4 of this statement on Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: On June 4, 2025, Forager Capital Management ("FCM") issued a press release denying its offer on May 17, 2025 was "unsolicited" and requesting Quipt Home Medical Corp. ("Quipt") immediately and unequivocally retract its false and misleading statement made in its press release on May 21, 2025. The press release also requested that Quipt terminate the Non-Disclosure and Standstill Agreement entered on February 1, 2025 between Quipt and FCM because it was in the best interest of shareholders. A copy of the press release is filed as Exhibit 99.1 hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1*: Press Release, dated June 4, 2025
* Filed herewith.

## Signatures
- Forager Fund, L.P.: /s/ Robert MacArthur, Managing Partner (06/04/2025)
- Forager Capital Management, LLC: /s/ Robert MacArthur, Managing Partner (06/04/2025)
- Kissel Edward Urban: /s/ Edward Kissel, Edward Kissel (06/04/2025)
- Robert MacArthur: /s/ Robert MacArthur, Robert MacArthur (06/04/2025)